Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-214355
Prospectus Supplement No. 10
to Prospectus dated November 21, 2016

CENTENNIAL RESOURCE DEVELOPMENT, INC.
16,666,643 Shares of Class A Common Stock Issuable upon Exercise of Outstanding Public Warrants 121,005,000 Shares of Class A Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated November 21, 2016, as supplemented by Prospectus Supplement No. 1 dated November 25, 2016, Prospectus Supplement No. 2 dated November 28, 2016, Prospectus Supplement No. 3 dated December 1, 2016, Prospectus Supplement No. 4 dated December 5, 2016, Prospectus Supplement No. 5 dated December 29, 2016, Prospectus Supplement No. 6 dated January 4, 2017, Prospectus Supplement No. 7 dated January 31, 2017, Prospectus Supplement No. 8 dated February 14, 2017 and Prospectus Supplement No. 9 dated February 27, 2017 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-214355). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on March 22, 2017, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
The Class A Common Stock and Public Warrants are quoted on The NASDAQ Capital Market under the symbols “CDEV” and “CDEVW,” respectively. On March 21, 2017, the closing prices of our Class A Common Stock and Public Warrants were $18.37 and $6.90, respectively.
INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” ON PAGE 8 OF THE PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 22, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 8-K
___________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 22, 2017
___________________
Centennial Resource Development, Inc.
(Exact name of registrant as specified in its charter)
___________________

Delaware	001-37697	47- 5381253
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1401 Seventeenth Street, Suite 1000
Denver, Colorado 80202
(Address of principal executive offices, including zip code)
(720) 441-5515
(Registrant’s telephone number, including area code)
Not applicable
(Former name or former address, if changed since last report)
___________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.
On March 22, 2017, Centennial Resource Development, Inc. (the “Company”) issued a press release announcing its operating and financial results for the periods from January 1, 2016 through October 10, 2016 (the “Predecessor 2016 period”) and October 11, 2016 through December 31, 2016 (the “Successor 2016 period”) compared to the period from January 1, 2015 through December 31, 2015 (the “Predecessor 2015 period”). A copy of the press release is furnished as Exhibit 99.1 hereto.
The information furnished pursuant to this Item 2.02 and Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.
Item 7.01. Regulation FD Disclosure.
The information set forth under Item 2.02 is incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
(d)    Exhibits

Exhibit No.	Description
99.1	Press release dated March 22, 2017 of Centennial Resource Development, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL RESOURCE DEVELOPMENT, INC.
Date: March 22, 2017

By:	/s/ GEORGE S. GLYPHIS
Name:	George S. Glyphis
Title:	Chief Financial Officer, Treasurer and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated March 22, 2017 of Centennial Resource Development, Inc.

Exhibit 99.1

Centennial Resource Development Announces Full Year 2016 Results,
Year-End 2016 Reserves and 2017 Operational and Financial Guidance

DENVER, CO, March 22, 2017 (GLOBE NEWSWIRE) - Centennial Resource Development, Inc. (“Centennial” or the “Company”) (NASDAQ: CDEV) (NASDAQ: CDEVW) today announced its operating and financial results for full year 2016. On October 11, 2016, the Company completed its acquisition of an approximate 89% membership interest in Centennial Resource Production, LLC (“CRP”). Centennial now owns approximately 92% of CRP, its only significant asset. As a result, the following operational and financial data refer to the periods from January 1, 2016 through October 10, 2016 (the “Predecessor 2016 period”) and October 11, 2016 through December 31, 2016 (the “Successor 2016 period”) compared to the period from January 1, 2015 through December 31, 2015 (the “Predecessor 2015 period”).

Recent Operational and Financial Highlights:

•	Added approximately 35,500 net acres in Reeves County through the acquisition of leasehold interests from Silverback Exploration, LLC (“Silverback”), which closed December 28, 2016

•	Delivered strong well results from the Upper and Lower Wolfcamp A and Wolfcamp B zones across the Company’s acreage position

•	Achieved net oil production of approximately 10,000 barrels per day (“Bbls/d”), as of mid-February 2017

•	Increased proved reserves 156% year-over-year to 83.0 million barrels of oil equivalent (“MMBoe”) at year-end 2016

•	Maintained conservative balance sheet with zero borrowings under CRP’s revolving credit facility and $134 million cash balance at December 31, 2016

2017 Operational and Financial Plan:

•	Expect to grow 2017 oil production approximately 158% from 5,757 Bbls/d in 2016 to 14,850 Bbls/d

•	Expect to increase 2017 total company production by approximately 191% from 8,429 barrels of oil equivalent per day (“Boe/d”) in 2016 to 24,500 Boe/d

•	Currently operating a five rig program with plans to add a sixth rig in the second quarter of 2017

•	Announced full year 2017 total capital budget of approximately $543 million, which includes $470 million of drilling and completion (“D&C”) capital expenditures

•	Plan to drill and complete approximately 60 to 70 wells during 2017

“Last year marked a transformative year for Centennial. We closed the acquisition of Centennial Resource Production in the fourth quarter and subsequently added approximately 35,500 net acres adjacent to our existing position through the Silverback acquisition,” said Mark G. Papa, Chairman and Chief Executive Officer. “More importantly, we are on-track to deliver our peer-leading production growth goal of 50,000 barrels of oil per day in 2020.”
Financial Results
Centennial reported a net loss of $8.1 million during the Successor 2016 period and a net loss of $218.7 million in the Predecessor 2016 period, which is inclusive of $15.8 million of transaction costs and $165.4 million of incentive unit compensation expense. This represents a net loss of $0.05 per share for the Successor 2016 period.
Centennial incurred D&C capital expenditures, including facilities and capital workovers, of approximately $44.4 million in the Successor 2016 period and $53.3 million during the Predecessor 2016 period.

Operational Update on Legacy CRP Acreage
Centennial’s operations are focused on efficiently developing its 76,000 net acre position in the oil-window of the Southern Delaware Basin. Recent well design utilizes approximately 2,000 pounds of proppant per lateral foot and up to 15 clusters per stage, which represent 33% more proppant and five times as many clusters as the original concept. These design changes combined with an ongoing focus on geo-steering have resulted in higher well productivity and improved recovery rates. Further focusing on enhanced well economics, Centennial is combining well completion design with 24-hour geo-steering and recently restructured its geo-steering team by bringing the expertise in-house.
The recently completed Sieber Trust 4H well is the first to utilize 10 clusters per stage and had an initial 30-day production rate of 1,759 Boe/d, of which 73% was oil. The well targeted the Upper Wolfcamp A with an approximate 5,000 foot effective lateral. In addition, the CWI State 7H well, also in the Upper Wolfcamp A interval, with an approximate 4,300 foot effective lateral was completed with an initial 30-day production rate of 1,076 Boe/d, of which 75% was oil.
“Centennial continues to deliver strong well results on our legacy acreage. We are seeing improved well productivity from the impact of enhanced completion techniques combined with 24-hour geo-steering,” Papa said. “Our goal is to become a technical leader in geoscience, and we will continue to focus on this objective through 2017 and beyond.”
Centennial operated three rigs for the majority of the Successor 2016 period and exited the year with a four rig drilling program, including one previously operated by Silverback. During the Successor 2016 period, nine operated wells were spud and three operated wells were completed. The completed wells had an average effective lateral length of 4,664 feet and an average completed well cost of $6.4 million per well, reflecting the new well design.
Operational Update on Silverback
Transforming Centennial into one of the largest pure-play Delaware Basin focused E&P companies, Centennial closed the previously announced acquisition of leasehold interests and related upstream assets in Reeves County from Silverback on December 28, 2016. The transaction added approximately 35,500 net acres adjacent to Centennial’s existing position in Reeves County. Four days of operating and financial results from the Silverback assets are included in the 2016 results.
Since September 2016, four wells have been completed on the Silverback properties generating strong initial production results. Located in the northern portion of the Silverback acreage, the Pop 4-59 60 1H and Iceman 1H were completed in the Upper Wolfcamp A and Lower Wolfcamp A intervals, respectively. The wells were drilled with effective lateral lengths of approximately 6,725 feet each and had initial 30-day production rates of 2,463 Boe/d (49% oil) and 1,727 Boe/d (51% oil), respectively. In the southern portion of the Silverback acreage, the Parker 5-43 C9-12 1H was completed in the Upper Wolfcamp A. The well was drilled with a 5,274 foot effective lateral and produced 1,438 Boe/d with 75% oil for the initial 30-day production period.
Using latest completion techniques, the Admiral 4-48 47 1H was completed in the Wolfcamp B with encouraging results. Drilled with an 8,663 foot effective lateral, the well had a 30-day initial production rate of 1,393 Boe/d with a 65% oil cut. Centennial is extremely encouraged by the results.
“We’re excited about the well results on the Silverback properties, which confirm our expectations and reinforce our confidence in the acreage. Additionally, the Admiral well, targeting the Wolfcamp B zone, generated promising results and represents future potential upside in this zone across our entire acreage position,” Papa said.

2017 Operational Plans and Targets
Centennial is targeting total company production growth of 191% during 2017. Plans are to increase production quarter-over-quarter throughout 2017 while taking into account the timing effects of pad drilling. As of mid-February, Centennial achieved net oil production of approximately 10,000 Bbls/d, which represents a significant increase from 6,378 Bbls/d reported during the Successor 2016 period.
Centennial added a fifth rig in February and plans to add a sixth rig late in the second quarter of 2017. For the full year 2017, plans are to average approximately 5.5 operated rigs, representing a significant increase from an average of one operated rig during the third quarter of 2016.
“In 2017, we expect to grow our annual oil production by approximately 9,000 barrels per day, or 158% and end the year with minimal debt. This significant increase is driven by increasing rig activity over the course of the year while continuing to improve our well results,” Papa said. “Assuming future production profiles based upon actual results from recent wells completed on both legacy CRP and Silverback acreage, we estimate these wells will generate an average internal rate of return of approximately 55% assuming flat pricing of $55.00 per barrel for oil and $3.00 per MMBtu for gas.”
Estimated fiscal year 2017 capital budget is approximately $543 million(1), which includes D&C capital, facilities, seismic, land and other expenditures. Centennial’s robust production profile is predicated on a D&C budget of $470 million(1), of which over 90% is expected to be associated with operated activity. (For a detailed table summarizing Centennial’s 2017 operational and financial guidance, please see the Appendix of this press release.)
The 2017 D&C budget will be focused toward the Upper and Lower Wolfcamp A zones, with plans to test additional zones throughout the year. Recent Bone Spring well results around Centennial’s acreage position have been encouraging, and Centennial plans to drill at least one Bone Spring well during the fourth quarter of this year. Plans are to continue evaluating the Bone Spring through geoscience and petrophysical analyses in order to determine the optimal drilling locations on Centennial’s acreage.
(1) Represents the mid-point of our 2017 guidance range
Year-End 2016 Proved Reserves
Centennial reported year-end 2016 (Successor) proved reserves of 82,959 MBoe compared to 32,457 MBoe at year-end 2015 (Predecessor). At year-end 2016, proved reserves consisted of 56% oil, 30% natural gas and 14% natural gas liquids (“NGLs”). Netherland Sewell & Associates, Inc., an independent reserve engineering firm, prepared CRP’s year-end reserves estimates as of December 31, 2016, which include the acquisition of Silverback’s upstream oil and gas assets. Using SEC prices and discounting the present value at 10% (“PV-10”), the value of Centennial’s total proved reserves at December 31, 2016 was $427.5 million. (For additional information relating to our reserves, please see the Appendix of this press release.)
Capital Structure and Liquidity
Consistent with the Company’s conservative financial philosophy, Centennial fully funded the $855 million cash acquisition of leasehold interests and related upstream assets from Silverback through a placement of equity securities with certain accredited investors, including Riverstone, for total gross proceeds of $910 million. In conjunction with the closing of the acquisition, Centennial increased the borrowing base under CRP’s revolving credit facility to $250 million from $200 million.
As of December 31, 2016, CRP had zero borrowings under its revolving credit facility and $134.1 million in cash on hand. Including the $250 million borrowing base available and cash on hand, less $0.4 million of outstanding letters of credit, CRP’s liquidity at December 31, 2016 (Successor) totaled approximately $383.7 million.

Public Warrant Redemption
On March 1, 2017, Centennial delivered notice for the redemption of all of its outstanding warrants originally sold as part of the Units in its initial public offering in February 2016 (the “Public Warrants”). The Company is requiring all holders of the Public Warrants to exercise the Public Warrants on a “cashless basis” and, accordingly, the Company will not receive any cash proceeds from the exercise. On March 31, 2017, all Public Warrants that have not been exercised by that date will be redeemed by the Company at a price of $0.01 per Public Warrant. Assuming all warrants are exercised by holders, Centennial will issue approximately 6.27 million shares of Class A Common Stock to the Public Warrant holders, resulting in a share count of approximately 253 million shares outstanding, which includes shares of Class A Common Stock, the Series B Preferred Stock held by Riverstone (assuming conversion to Class A Common Stock on a 250-to-one basis), and the Class C Common Stock held by the Centennial Contributors. An additional 8.0 million warrants purchased by an affiliate of Riverstone in a private placement at the closing of the initial public offering remain outstanding.
“Redeeming our outstanding Public Warrants is an important step towards simplifying our capital structure, clarifying our share count and minimizing potential future dilution to Centennial shareholders,” Papa said. “We encourage all of our Public Warrant holders to exercise their warrants before the redemption period ends on March 31, 2017.”
Hedge Position
For the full year 2017, Centennial has 675.3 MBbls of oil hedged at a weighted average fixed price of $50.41 per barrel. These contracts represent approximately 12% of CRP’s total expected oil production in 2017(1). In addition, Centennial has 36.5 MBbls of oil hedged in 2018 at a weighted average fixed price of $55.95 per barrel.
Centennial has a nominal amount of natural gas hedges and crude oil basis swaps in place for 2017. The Company continues to explore adding additional natural gas hedges and crude oil and natural gas basis swaps in the future. (For a summary table of crude oil and natural gas derivatives contracts, please see the Appendix of this press release.)
“We remain bullish on the long-term prices of oil as we believe global demand will begin to outpace global supply within the next four years. Our acreage is located in the oil-window of one of the premier basins in the U.S., positioning Centennial to benefit from any future increase in oil prices,” Papa said.
(1) Represents the mid-point of our 2017 guidance range
Annual Report on Form 10-K
Centennial’s financial statements and related footnotes will be available in its Annual Report on Form 10-K for the year ended December 31, 2016, which is expected be filed with the U.S. Securities and Exchange Commission (“SEC”) on or before March 23, 2017.
Conference Call and Webcast
Centennial will host an investor conference call on Thursday, March 23, 2017 at 8:00 a.m. Mountain (10:00 a.m. Eastern) to discuss these operating and financial results. Interested parties may join the webcast by visiting Centennial’s website at www.cdevinc.com and clicking on the webcast link or by dialing (800) 789-3525, or (442) 268-1041 for international calls, (Conference ID: 66880120) at least 15 minutes prior to the start of the call. A replay of the call will be available on Centennial’s website or by phone at (855) 859-2056 (Conference ID: 66880120) for a 14-day period following the call.
About Centennial Resource Development, Inc.
Centennial Resource Development, Inc. is an independent oil and natural gas company focused on the development of unconventional oil and associated liquids-rich natural gas reserves in the Permian Basin. The Company’s assets and operations, which are held and conducted through Centennial Resource Production, LLC, are concentrated in the Delaware Basin, a sub-basin of the Permian Basin. For additional information about the Company, please visit www.cdevinc.com.
Cautionary Note Regarding Forward-Looking Statements
The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact included in this press release, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events.
Forward-looking statements may include statements about:

•	our business strategy;

•	our reserves;

•	our drilling prospects, inventories, projects and programs;

•	our ability to replace the reserves we produce through drilling and property acquisitions;

•	our financial strategy, liquidity and capital required for our development program;

•	our realized oil, natural gas and NGL prices;

•	the timing and amount of our future production of oil, natural gas and NGLs;

•	our hedging strategy and results;

•	our future drilling plans;

•	our competition and government regulations;

•	our ability to obtain permits and governmental approvals;

•	our pending legal or environmental matters;

•	our marketing of oil, natural gas and NGLs;

•	our leasehold or business acquisitions;

•	our costs of developing our properties;

•	general economic conditions;

•	credit markets;

•	uncertainty regarding our future operating results;

•	our plans, objectives, expectations and intentions contained in this press release that are not historical; and

•
the other factors described in our Registration Statement on Form S-1 filed with the SEC on January 19, 2017 (the “Registration Statement”), and any updates to those factors set forth in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the development, production, gathering and sale of oil and natural gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” in the Registration Statement beginning on page 8.
Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.
Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release.

Contact:
Hays Mabry
Director, Investor Relations
(346) 309-0205
ir@cdevinc.com
SOURCE: Centennial Resource Development, Inc.

Appendix
Operational results for the Successor 2016 period and operational guidance for 2017 reflect the operations of CRP on an 8/8ths basis and have not been adjusted to reflect our approximate 92% membership interest in CRP.
Non-GAAP Financial Measure
In this press release, we refer to Adjusted EBITDAX, a supplemental non-GAAP financial measure that is used by management and external users of our consolidated and combined financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDAX as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization and accretion of asset retirement obligations, exploration costs, abandonment expense and impairment of unproved properties, (gains) losses on derivatives excluding net cash receipts (payments) on settled derivatives, non-cash equity based compensation, gains and losses from the sale of assets, transaction costs and other non-cash and non-recurring operating items. Adjusted EBITDAX is not a measure of net income as determined by GAAP.
Our management believes Adjusted EBITDAX is useful because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDAX to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP:

	Successor	Predecessor
	October 11, 2016 through December 31, 2016	January 1, 2016 through October 10, 2016	Year Ended December 31,
(in thousands)			2015	2014
Adjusted EBITDAX reconciliation to net income:
Net (loss) income attributable to Centennial Resource Development, Inc.	$(8,081)	$(218,724)	$(38,325)	$17,790
Less net loss attributable to noncontrolling interest	904	—	—	2
Interest expense	378	5,626	6,266	2,475
Income tax (benefit) expense	—	(406)	(572)	1,524
Depreciation, depletion and amortization and accretion of asset retirement obligations	14,877	62,964	90,084	69,110
Abandonment expense and impairment of unproved properties	—	2,545	7,619	20,025
Exploration	844	—	84	—
Loss (gain) on derivatives	1,548	6,838	(20,756)	(41,943)
Net cash receipts on settled derivatives	1,054	16,623	36,430	4,611
Incentive unit compensation	—	165,394	—	—
Equity based compensation expense	1,333	—	—	12,420
Contract termination and rig stacking	—	—	2,387	—
Write-off of IPO related offering costs	—	1,181	1,585	—
Transaction costs	4,097	15,792	3	670
Gain (loss) on sale of assets	(24)	(11)	(2,439)	2,096
Adjusted EBITDAX	$16,930	$57,822	$82,366	$88,780

Centennial Resource Development, Inc.
Operating Highlights

	Successor	Predecessor	Combined	Predecessor
	October 11, 2016 through December 31, 2016	January 1, 2016 through October 10, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015

Revenues (in thousands):
Oil sales	$24,313	$59,787	$84,100	$77,643
Natural gas sales	3,449	6,045	9,494	7,965
NGL sales	1,955	3,284	5,239	4,852
Total Revenues	$29,717	$69,116	$98,833	$90,460
Average sales price (1):
Oil (per Bbl)	$46.49	$37.74	$39.91	$42.43
Natural gas (per Mcf)	3.10	2.27	2.52	2.60
NGL (per Bbl)	20.36	12.98	15.01	14.66
Total (per Boe)	$36.92	$30.31	$32.04	$33.87
Production:
Oil (MBbls)	523	1,584	2,107	1,830
Natural gas (MMcf)	1,113	2,660	3,773	3,058
NGLs (MBbls)	96	253	349	331
Total (MBoe)(2)	805	2,280	3,085	2,671
Average daily production volume:
Oil (Bbls/d)	6,378	5,577	5,757	5,014
Natural gas (Mcf/d)	13,573	9,366	10,309	8,378
NGLs (Bbls/d)	1,171	891	954	907
Total (Boe/d)(2)	9,811	8,029	8,429	7,317

(1) Average prices shown in the table reflect prices before the effects of our realized commodity derivative transactions.
(2) Total may not sum or recalculate due to rounding.

Centennial Resource Development, Inc.
Operating Expenses

	Successor	Predecessor	Combined	Predecessor
	October 11, 2016 through December 31, 2016	January 1, 2016 through October 10, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015

Operating Expenses (in thousands):
Lease operating expenses	$3,541	$11,036	$14,577	$21,173
Severance and ad valorem taxes	1,636	3,696	5,332	5,021
Transportation, processing, gathering and other operating expense	2,187	4,583	6,770	5,732
Production costs per Boe:
Lease operating expenses	$4.40	$4.84	$4.73	$7.93
Severance and ad valorem taxes	2.03	1.62	1.73	1.88
Transportation, processing, gathering and other operating expense	2.72	2.01	2.19	2.15

Centennial Resource Development, Inc.
Consolidated and Combined Statements of Operations
(in thousands, except per share data)

	Successor	Predecessor
	October 11, 2016 through December 31, 2016	January 1, 2016 through October 10, 2016	Year Ended December 31,
			2015	2014
Revenues
Oil sales	$24,313	$59,787	$77,643	$114,955
Natural gas sales	3,449	6,045	7,965	9,670
NGL sales	1,955	3,284	4,852	7,200
Total revenues	29,717	69,116	90,460	131,825
Operating expenses
Lease operating expenses	3,541	11,036	21,173	17,690
Severance and ad valorem taxes	1,636	3,696	5,021	6,875
Transportation, processing, gathering and other operating expense	2,187	4,583	5,732	4,772
Depreciation, depletion, amortization and accretion of asset retirement obligations	14,877	62,964	90,084	69,110
Abandonment expense and impairment of unproved properties	—	2,545	7,619	20,025
Exploration	844	—	84	—
Contract termination and rig stacking	—	—	2,387	—
General and administrative expenses	13,715	25,581	14,206	31,694
Incentive unit compensation	—	165,394	—	—
Total operating expenses	36,800	275,799	146,306	150,166
Gain (loss) on sale of oil and natural gas properties	24	11	2,439	(2,096)
Total operating loss	(7,059)	(206,672)	(53,407)	(20,437)
Other (expense) income
Interest expense	(378)	(5,626)	(6,266)	(2,475)
Gain (loss) on derivative instruments	(1,548)	(6,838)	20,756	41,943
Other (expense) income	—	6	20	281
Total other (expense) income	(1,926)	(12,458)	14,510	39,749
(Loss) income before income taxes	(8,985)	(219,130)	(38,897)	19,312
Income tax benefit (expense)	—	406	572	(1,524)
Net (loss) income	(8,985)	(218,724)	(38,325)	17,788
Less net loss attributable to noncontrolling interest	(904)	—	—	(2)
Net (loss) income attributable to Centennial Resource Development, Inc.	(8,081)	(218,724)	(38,325)	17,790
Loss per share:
Basic	$(0.05)	—	—	—
Diluted	$(0.05)	—	—	—

Details of our 2017 operational and financial guidance are presented below:

	2017 FY Guidance Range
Net Average Daily Production (Boe/d)	22,500	—	26,500
Oil Net Average Daily Production (Bo/d)	14,000	—	15,700

Production Costs
Lease Operating Expense ($/Boe)	$(3.25)	—	$(3.75)
Transportation, Processing, Gathering and Other ($/Boe)	$(3.10)	—	$(3.60)
Depreciation, Depletion, Amortization and Accretion of Asset Retirement Obligations ($/Boe)	$(18.00)	—	$(20.00)
Cash General and Administrative ($/Boe)	$(3.00)	—	$(3.75)
Severance and Ad Valorem Taxes (% of Revenue)	6%	—	8%

Capital Expenditure Program (in millions)	$500	—	$585
D&C Capital Expenditure	$440	—	$500
Land	$50	—	$70
Facilities, Seismic and Other	$10	—	$15

Operated Drilling Program
Wells Spud (Gross)	60	—	70
Wells Completed (Gross)	60	—	70
Average Working Interest	85%
Average Lateral Length (Feet)	6,386

The following table summarizes estimated proved reserves, PV-10, and standardized measure of discounted future cash flows as of December 31, 2016 (Successor) and December 31, 2015 (Predecessor):

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Proved developed reserves:
Oil (MBbls)	14,551	9,347
Natural gas (MMcf)	42,190	12,711
NGL (MBbls)	3,618	1,603
Total (MBoe)(1)	25,200	13,068
Proved undeveloped reserves:
Oil (MBbls)	31,914	13,852
Natural gas (MMcf)	106,154	19,731
NGL (MBbls)	8,152	2,248
Total (MBoe)(1)	57,759	19,389
Total proved reserves:
Oil (MBbls)(1)	46,466	23,199
Natural gas (MMcf)(1)	148,344	32,442
NGL (MBbls)(1)	11,770	3,851
Total (MBoe)(1)	82,959	32,457

Reserve data (in millions):
Proved developed PV-10	$242.1	$141.4
Proved undeveloped PV-10	185.4	4.1
Total proved PV-10	$427.5	$145.5
Standardized measure of discounted future net cash flows	$375.1	$135.1

(1) Totals may not sum or calculate due to rounding.

The following table summarizes the approximate volumes and average contract prices of swap contracts the Company had in place as of December 31, 2016:

	2017	2018
Crude Oil Swaps:
Notional volume (Bbl)	675,250	36,500
Weighted average fixed price ($/Bbl)	$50.41	$55.95
Crude Oil Basis Swaps:
Notional volume (Bbl)	127,750	-
Weighted average fixed price ($/Bbl)	$(0.20)	-
Natural Gas Swaps:
Notional volume (MMBtu)	1,460,000	-
Weighted average fixed price ($/MMBtu)	$2.94	-